FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Letter dated September 16, 2011 captioned “Notice for Annual General Meeting & Intimation of Book Closure Dates of the Company”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 30, 2010, as amended on November 09, 2010. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja

	Name:	Sanjay Baweja
September 16, 2011	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/25th AGM/14631

16 September 2011

Sub:      Notice for Annual General Meeting &

Intimation of Book Closure Dates of the Company.

Dear Sir,

NOTICE is hereby given that the Twenty Fifth Annual General Meeting of Tata Communications Limited will be held at 1100 hours on Tuesday, 11 October 2011, at MC Ghia Hall, Bhogilal Hargovindas Building, Second Floor, 18/20 Kaikhushru Dubash Marg, Kalaghoda, Mumbai – 400001 to transact the business as enlisted in the Annual Report containing Notice along with the Explanatory Statement dispatched to the shareholders.

As part of green initiative of Corporate Governance by the Ministry of Corporate Affairs, the aforesaid Notice along with the Balance Sheet as at 31 March 2011, Profit & Loss Account for the year ended on that on that date, Directors’ Report and Auditors’ Report there on and other document forming part of the Annual Report have been sent electronically to those Members who have registered their email addresses with their DP and made available to the Company by Depositories. The documents are also available on the Company’s website: http://www.tatacommunications.com/investors/performance.asp and available for inspection at the registered Office of the Company during the office hours.

Pursuant to section 154 of the Companies Act 1956 and clause 16 of the listing agreement, please be informed that the Register of Transfers and Register of Members of the Company shall remain closed from 1 October 2011 to 11 October 2011 (both days inclusive) for the purpose of ascertaining eligibility to dividend. Dividend on Equity Shares as recommended by the Directors for the year ended 31st March, 2011, when declared by the members at the Annual General Meeting, will be paid

(i)	to those shareholders whose names appear on the Company’s Register of Members after giving effect to all valid share transfers in physical form lodged with the Registrar & Transfer Agents (R&T Agents) of the Company on or before Friday, 30 September 2011.

Tata Communications Limited

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

(ii)	in respect of shares held in electronic form, to those “deemed members” whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as at the end of business on Friday, 30 September 2011. In respect of shares held in demat mode, the dividend will be paid on the basis of beneficial ownership as per details to be furnished by NSDL and CDSL for this purpose.

Yours faithfully,
For Tata Communications Limited

/s/ Satish Ranade
Satish Ranade
Company Secretary & Chief Legal Office

To,

1)	The Stock Exchange, Mumbai. Fax No. (22) 22722037, 39, 41

2)	The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos.: 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax: 2267 3199.

8)	Mr. R. Gangadharan, for SEC information requirements.